

Mail Stop 3720

March 12, 2009

Via U.S. Mail and Fax
Tianfu Li
Chief Executive Officer
NIVS IntelliMedia Technology Group, Inc.
NIVS Industry Park
Shuikou, Huizhou, Guangdong
People's Republic of China 516006

> **RE: NIVS IntelliMedia Technology Group, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed March 5, 2008 and**
> **Forms 10-Q for the periods ended March 31, 2008, June 30, 2008, and September 30, 2008 and related amendments**
> **Filed May 7, 2008, August 19, 2008, December 4, 2008, respectively**
> **File No. 0-52933**

Dear Mr. Li:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                         Sincerely,

                                         Larry Spirgel
                                         Assistant Director